1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 5, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

Securities Act File No. 333-92935

Investment Company Act File No. 811-09729

Post-Effective Amendment No. 1,893

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 1,893 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), which is a series of the Trust:

S000061604	iShares MSCI USA Small-Cap ESG Optimized ETF

The previous filing relating to the Fund is:

PEA No.	Date Filed	Form Type	Automatic Effective Date
1,864	January 9, 2018	485APOS	March 26, 2018
1,887	March 23, 2018	485BXT	March 29, 2018
1,889	March 28, 2018	485BXT	April 5, 2018

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective on April 5, 2018.

The Amendment is being filed to make appropriate changes to address comments by the staff of the Securities and Exchange Commission (the “Staff”) and to make such non-material changes as the Trust deems appropriate. We have explained the changes that respond to Staff comments in the accompanying response letter. We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

April 5, 2018

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Christy Chen

Dean Caruvana

George Rafal